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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT

     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              CTG RESOURCES, INC.
                                (Name of Issuer)

                            THE ENERGY NETWORK, INC.
                      (Name of Person(s) Filing Statement)

                        COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                   125957100
                     (CUSIP Number of Class of Securities)

                                JAMES P. BOLDUC
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                            THE ENERGY NETWORK, INC.
                             100 COLUMBUS BOULEVARD
                               HARTFORD, CT 06103
                                 (860) 727-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications
                  on Behalf of the Person(s) Filing Statement)

                                OCTOBER 2, 1997
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE
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           TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
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                 $48,600,000                                      $9,720
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*   Calculated solely for purposes of determining the filing fee in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11 thereunder. This amount assumes the purchase of 1,800,000 shares at the maximum tender offer price per share of $27.00.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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Amount Previously Paid:                  N/A  Filing Party:                            N/A

Form or Registration No.:                N/A  Date Filed:                             N/A
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ITEM 1. SECURITY AND ISSUER.

    (a) The issuer of the securities to which this Schedule 13E-4 relates is CTG Resources, Inc., a Connecticut corporation ("CTG"). The address of CTG's principal executive office is 100 Columbus Boulevard, Hartford, Connecticut 06103.

    (b) This Schedule 13E-4 relates to the offer by The Energy Network, Inc. ("TEN"), a Connecticut corporation and a wholly owned subsidiary of CTG, to purchase up to 1,800,000 shares (or such lesser number of shares as are properly tendered) of CTG's Common Stock, without par value (the "Shares"), 10,663,641 of which Shares were outstanding as of September 29, 1997, at prices not in excess of $27.00 or less than $23.50 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and
(a)(2), respectively, hereto and incorporated herein by reference. Officers, directors and affiliates of CTG and TEN may participate in the Offer on the same basis as CTG's other shareholders, although CTG and TEN have been advised that no director or officer of CTG, TEN or any of their subsidiaries intends to tender any shares pursuant to the Offer. The information set forth in "Introduction," Section 1, "Number of Shares; Proration," Section 5, "Acceptance for Payment of Shares and Payment of Purchase Price," Section 12, "Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" and
Section 15, "Extension of Tender Period; Termination; Amendments" of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "Introduction" and Section 7, "Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

    (d) This statement is being filed by TEN, a wholly owned subsidiary of CTG. The address of TEN's principal executive office is 100 Columbus Boulevard, Hartford, Connecticut 06103.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) - (b) The information set forth in Section 9, "Sources and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF
       THE ISSUER OR AFFILIATE.

    (a) - (j) The information set forth in "Introduction," Section 8, "Background and Purpose of the Offer," Section 9, "Sources and Amount of Funds,"
Section 10, "Transactions and Agreements Concerning Shares" and Section 12, "Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

    The information set forth in Section 10, "Transactions and Agreements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
       WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information set forth in "Introduction," Section 8, "Background and Purpose of the Offer," Section 9, "Sources and Amount of Funds" and Section 10, "Transactions and Agreements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

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ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in "Introduction" and Section 16, "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

    (a) - (b) The information set forth in Section 11, "Financial Information Concerning CTG" of the Offer to Purchase is incorporated herein by reference. The financial information set forth in Item 8 of Connecticut Natural Gas Corporation's Annual Report on Form 10-K for the fiscal year ended September 30, 1996, a copy of which is filed as Exhibit (g)(1) hereto, is incorporated herein by reference. The financial information set forth on pages 2 through 13 of CTG's Quarterly Report on Form 10-Q for the period ended June 30, 1997, a copy of which is filed as Exhibit (g)(2) hereto, is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

    (a) Not applicable.

    (b) The information set forth in Section 13, "Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 12, "Effects of the Offer on the Market for Shares; Registration Under the Exhange Act" of the Offer to Purchase is incorporated herein by reference.

    (d) Not applicable.

    (e) All of the information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibit
        (a)(1) and (a)(2), respectively, hereto, is incoporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1) Form of Offer to Purchase dated October 2, 1997.

      (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9).

      (3) Form of Notice of Guaranteed Delivery.

      (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

      (7) Text of Press Release issued by CTG on October 1, 1997.

      (8) Form of Summary Advertisement dated October 2, 1997.

      (9) Form of Letter to Shareholders of CTG, dated October 2, 1997, from Victor H. Frauenhofer, Chairman of the Board and Chief Executive Officer of CTG.

    (b)(1) Memorandum of Understanding Relating to Source of Funds.

      (2) Form of Three-Year Revolving Credit Agreement between TEN and Fleet National Bank.

      (3) Form of 364-Day Revolving Credit Agreement between TEN and Fleet National Bank.

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      (4) Form of Note Purchase Agreement among TEN, Metropolitan Life Insurance
          Company and Texas Life Insurance Company.

    (c) Forward Equity Purchase Agreement, made as of October 1, 1997, between CTG and TEN.

    (d)  Not applicable.

    (e)  Not applicable.

    (f)  Not applicable.

    (g)(1) Audited Consolidated Financial Statements of the Company as of and for the years ended September 30, 1996 and 1995 (incorporated by reference to Item 8 of Connecticut Natural Gas Corporation's Annual Report on Form 10-K for the year ended September 30, 1996).

      (2) Unaudited Consolidated Financial Statements of CTG as of and for the fiscal quarters ended June 30, 1997 and 1996 (incorporated by reference to pages 2 through 13 of CTG's Quarterly Report on Form 10-Q for the period ended June 30, 1997).

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.

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                                THE ENERGY NETWORK, INC.

                                By:  /s/ JAMES P. BOLDUC
                                     -----------------------------------------
                                     Name: James P. Bolduc
                                     Title: Executive Vice President
                                     and Chief Financial Officer
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Date: October 2, 1997

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